Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2014	For the Twelve Months Ended December 31, 2013	For the Six Months Ended June 30, 2013
Earnings
Net Income for Common Stock	$506	$1,020	$430
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	262	520	209

Pre-Tax Income for Common Stock	$768	$1,540	$639

Add: Fixed Charges*	286	564	279
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,054	$2,104	$918

* Fixed Charges
Interest on Long-term Debt	$251	$496	$248
Amortization of Debt Discount, Premium and Expense	7	15	8
Interest Capitalized	—	—	—
Other Interest	7	11	11
Interest Component of Rentals	21	42	12
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$286	$564	$279

Ratio of Earnings to Fixed Charges	3.7	3.7	3.3